FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of February, 2004


                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)



                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                          GRANITE MORTGAGES 04-1 PLC



                                          By:        /s/ Clive Rakestrow
                                               --------------------------
                                          Name:  L.D.C. Securitisation Director
                                          No. 1 Limited by its authorized
                                          person Clive Rakestrow for and on its
                                          behalf
                                          Title:  Director

Date: 22 March 2004

                                          GRANITE FINANCE FUNDING
                                          LIMITED


                                          By:       /s/ Nigel Charles Bradley
                                               ------------------------------
                                          Name:  Nigel Charles Bradley
                                          Title:  Director

Date: 22 March 2004

                                          GRANITE FINANCE TRUSTEES
                                          LIMITED


                                          By:      /s/ Daniel Le Blancq
                                               ------------------------
                                          Name:  Daniel Le Blancq
                                          Title:  Director

Date: 22 March 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-1 PLC
--------------------------
Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 February 2004 - 29 February 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------
Number of Mortgage Loans in Pool                 220,047

Current Balance                           (GBP)16,895,979,565

Last Months Closing Trust Assets          (GBP)17,537,520,729

Funding share                             (GBP)15,686,713,930

Funding Share Percentage                          92.84%

Seller Share*                             (GBP)1,209,265,635

Seller Share Percentage                           7.16%

Minimum Seller Share (Amount)*            (GBP)709,465,135

Minimum Seller Share (% of Total)                 4.20%

Excess Spread last quarter annualised
(% of Total)                                      0.40%
--------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                                                                       By
                  Number         Principal (GBP)  Arrears (GBP)   Principal (%)

< 1 Month        216,645        16,659,005,349      0                  98.60%

> = 1 <3 Months   2,810          198,346,648     2,101,907              1.17%

> = 3 <6 Months    461            30,132,057       825,272              0.18%

> = 6 <9 Months     92             5,884,260       293,256              0.03%

> = 9 <12 Months    30             1,955,141       133,260              0.01%

> = 12 Months       9                656,110        50,694              0.00%

Total            220,047      16,895,979,565     3,404,389            100.00%
-------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                         Number          Principal (GBP)        Arrears (GBP)

Total (since inception)   130             6,895,052               327,890
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                               70

Number Brought Forward                                                 49

Repossessed (Current Month)                                            21

Sold (since inception)                                                 60

Sold (current month)                                                   10

Sale Price/Last Loan Valuation                                        1.06

Average Time from Possession to Sale (days)                           119

Average Arrears at Sale                                          (GBP)2,039

Average Principal Loss (Since inception)*                          (GBP)274

Average Principal Loss (current month)**                             (GBP)0

MIG Claims Submitted                                                    7

MIG Claims Outstanding                                                  0

Average Time from Claim to Payment                                     59
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                       Number           Principal (GBP)

Substituted this period                   0                  (GBP)0

Substituted to date (since 26 March    344,923         (GBP)26,658,375,004
2001)
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                       Monthly           Annualised

Current Month CPR Rate                  3.80%              37.16%

Previous Month CPR Rate                 3.65%              35.49%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months               25.07

Weighted Average Remaining Term (by value) Years           19.85

Average Loan Size                                       (GBP)76,784

Weighted Average LTV (by value)                            74.54%

Weighted Average Indexed LTV (by value)                    60.91%

Fast Track (by value)                                      24.81%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                    53.19%

Together (by balance)                                      24.36%

Capped (by balance)                                        1.81%

Variable (by balance)                                      19.18%

Tracker (by balance)                                       1.46%

Total                                                      100.0%
-------------------------------------------------------------------------------



Geographic Analysis

-------------------------------------------------------------------------------------------------------
                     Number          % of Total          Value (GBP)             % of Total
East Anglia           4,767             2.17%           366,642,757                 2.17%

East Midlands        16,155             7.34%           1,101,617,868               6.52%

Greater London       26,462            12.03%           3,313,301,593              19.61%

North                29,151            13.25%           1,498,673,387               8.87%

North West           30,440            13.83%           1,865,316,144              11.04%

Scotland             16,561             7.53%           1,000,241,990               5.92%

South East           32,914            14.96%           3,419,746,264              20.24%

South West           14,661             6.66%           1,236,785,704               7.32%

Wales                 9,664             4.39%           581,221,697                 3.44%

West Midlands        14,889             6.77%           1,062,757,115               6.29%

Yorkshire            24,383            11.08%           1,449,675,047               8.58%

Total                220,047            100%            16,895,979,565              100%
-------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)             % of Total

0% <25%                                 7,201           278,783,663                 1.65%

> = 25% <50%                           26,549           1,848,420,164              10.94%

> = 50% <60%                           17,295           1,449,675,047               8.58%

> = 60% <65%                           10,073           900,555,711                 5.33%

> = 65% <70%                           11,671           1,064,446,713               6.30%

> = 70% <75%                           17,217           1,486,846,202               8.80%

> = 75% <80%                           16,567           1,657,495,595               9.81%

> = 80% <85%                           19,081           1,694,666,750              10.03%

> = 85% <90%                           33,125           2,311,370,004              13.68%

> = 90% <95%                           46,757           3,313,301,593              19.61%

> = 95% <100%                          14,340            880,280,535                5.21%

> = 100%                                 171             10,137,588                 0.06%

Total                                  220,047          16,895,979,565             100.0%
-------------------------------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)             % of Total

Endowment                              33,036           2,377,264,325              14.07%

Interest Only                          19,889           2,449,917,037              14.50%

Pension Policy                           724             70,963,114                 0.42%

Personal Equity Plan                    1,493           108,134,269                 0.64%

Repayment                              164,905          11,889,700,820             70.37%

Total                                  220,047          16,895,979,565             100.00%
-------------------------------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)             % of Total

Full Time                              195,733          14,400,443,383             85.23%

Part Time                               2,876           162,201,404                 0.96%

Retired                                  519             16,895,980                 0.10%

Self Employed                          18,674           2,213,373,323              13.10%

Other                                   2,245           103,065,475                 0.61%

Total                                  220,047          16,895,979,565             100.00%
-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                         5.99%

Effective Date of Change                             1 February 2004
-------------------------------------------------------------------------------



Notes     Granite Mortgages 04-1 plc

-------------------------------------------------------------------------------------------------------
                       Outstanding            Rating               Reference Rate         Margin
                                        Moodys/S&P/Fitch

Series 1
A1                  $1,185,000,000       P-1/A-1+/F1+                   1.05%             -0.04%

A2                  $1,185,000,000       Aaa/AAA/AAA                    1.18%              0.07%

B                   $52,000,000           Aa3/AA/AA                     1.32%              0.21%

M                   $72,000,000             A2/A/A                      1.52%              0.41%

C                   $108,000,000         Baa2/BBB/BBB                   2.01%              0.90%

Series 2

A1                  $1,185,000,000       Aaa/AAA/AAA                    1.27%              0.16%

A2                (euro)900,000,000      Aaa/AAA/AAA                    2.23%              0.16%

B                 (euro)91,000,000        Aa3/AA/AA                     2.41%              0.34%

M                 (euro)45,000,000          A2/A/A                      2.64%              0.57%

C                 (euro)60,000,000       Baa2/BBB/BBB                   3.14%              1.07%

Series 3

A                 (GBP)600,000,000       Aaa/AAA/AAA                    4.19%              0.16%

B                  (GBP)23,000,000         Aa3/AA/AA                    4.37%              0.34%

M                  (GBP)10,000,000          A2/A/A                      4.60%              0.57%

C                  (GBP)20,000,000      Baa2/BBB/BBB                    5.10%              1.07%
-------------------------------------------------------------------------------------------------------



Credit Enhancement

-------------------------------------------------------------------------------------------------------
                                                                               % of Notes Outstanding
Class B and M Notes ((GBP)Equivalent)                (GBP)194,305,490                5.60%

Class C Notes ((GBP)Equivalent)                      (GBP)120,180,421                3.46%

-------------------------------------------------------------------------------------------------------

                                                                                 % of Funding Share

Class B and M Notes (GBP)Equivalent                 (GBP)194,305,490                 1.24%

Class C Notes (GBP)Equivalent)                      (GBP)120,180,421                 0.77%

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Granite Mortgages 04-1 Reserve Fund Requirement   (GBP)60,000,000                    0.38%

Balance Brought Forward                           (GBP)40,000,000                    0.25%

Drawings this Period                                   (GBP)0                        0.00%

Excess Spread this Period                              (GBP)0                        0.00%

Funding Reserve Fund Top-up this Period*               (GBP)0                        0.00%

Current Balance                                   (GBP)40,000,000                    0.25%
-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
Funding Reserve Balance                           (GBP)26,915,060                    0.17%

Funding Reserve %                                        0.6%                         NA
-------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom